Golden Peaks Resources Ltd.

02028573

Suite 1400
1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 689-4006
Fax: (604) 689-4026

March 27, 2002

SUPPL

United States Securities
&Exchange Commission
#450 - 5th Street N.W.
Washington, DC 20549

Dear Sirs:

Re: Golden Peaks Resources Ltd. (the "Company") - File #82-3343

Please find enclosed the Quarterly Report for the nine months ended January 31, 2002. We confirm that the enclosed has been delivered by prepaid mail to all shareholders whose names appear on the Company's supplemental mailing list.

Yours very truly,

GOLDEN PEAKS RESOURCES LTD.

J Rowsell

Jacqueline Rowsell

:jr

Enclosure

cc: Standard & Poor's Corp. (4 copies)
Financial Post Data Group (2 copies)

dlw 4/23

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

British Columbia Securities Commission

BCSC

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   - (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   - (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   - (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   - (d) The discussion must be factual, balanced and non-promotional.
   - (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   - (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   - (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   - (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   - (d) material write-off or write-down of assets;
   - (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   - (f) *material contracts or commitments;*
   - (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   - (h) material terms of any existing third party investor relations arrangements or contracts including:
     - i. the name of the person;
     - ii. the amount paid during the reporting period; and
     - iii. the services provided during the reporting period;
   - (i) legal proceedings;
   - (j) contingent liabilities;
   - (k) default under debt or other contractual obligations;
   - (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   - (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   - (n) management changes; or
   - (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   - (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   - (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Golden Peaks Resources Ltd.		January 31, 2002	02/03/27

ISSUER ADDRESS
#1400 - 1166 Alberni Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6E 3Z3	(604) 689-4026	(604) 689-4006

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Scott Emerson	Chairman	(604) 689-4006

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
se@goldenpeaks.com	www.goldenpeaks.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
"Scott Emerson"	Scott Emerson	02/03/27
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED YY / MM / DD**
"Kieran Downes"	Kieran Downes	02/03/27

GOLDEN PEAKS RESOURCES LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED
JANUARY 31, 2002

(Unaudited - Prepared by Management)

GOLDEN PEAKS RESOURCES LTD.

CONSOLIDATED INTERIM BALANCE SHEETS

(Unaudited - Prepared by Management)

	As at January 31, 2002 $	As at April 30, 2001 $ (Audited)
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	1,143,953	397,114
Amounts receivable and prepaids	38,115	66,935
Marketable securities (Note 5(a))	900,000	-
	2,082,068	464,049
CAPITAL ASSETS	17,708	25,066
MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (Note 3)	2,864,037	2,394,921
	4,963,813	2,884,036
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	125,972	308,166
Advances from joint venture partner	501,575	-
Advances payable (Note 4)	250,000	-
	877,547	308,166
SHARE SUBSCRIPTIONS RECEIVED (Note 5(b))	378,400	-
	1,255,947	308,166
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 5)	6,896,566	5,571,916
CONTRIBUTED SURPLUS	23,153	23,153
DEFICIT	(3,211,853)	(3,019,199)
	3,707,866	2,575,870
	4,963,813	2,884,036

APPROVED BY THE BOARD

"Scott Emerson" , Director

"Kieran Downes" , Director

The accompanying notes are an integral part of these consolidated interim financial statements.

GOLDEN PEAKS RESOURCES LTD.

CONSOLIDATED INTERIM STATEMENTS OF LOSS AND DEFICIT

FOR THE NINE MONTHS ENDED JANUARY 31

(Unaudited - Prepared by Management)

	Three Months Ended January 31,		Nine Months Ended January 31,	
	2002 $	2001 $	2002 $	2001 $
REVENUE				
Interest and other income	1,708	3,590	8,499	14,895
EXPENSES				
Accounting	2,950	2,750	7,465	10,905
Administrative and management fees	15,000	15,000	45,000	45,000
Amortization	3,964	3,368	11,653	10,105
Audit and legal	5,212	2,332	25,057	14,842
Bank charges and interest	253	226	781	797
Filing fees and transfer agent	5,222	3,849	10,445	9,619
Office and general	22,560	24,839	43,029	58,881
Shareholder communications	1,877	1,543	9,471	4,220
Salaries and benefits	14,040	12,040	38,683	38,842
Travel and related costs	2,167	7,521	9,888	17,079
	73,245	73,468	201,472	210,290
LOSS BEFORE THE FOLLOWING	(71,537)	(69,878)	(192,973)	(195,395)
FOREIGN EXCHANGE GAIN (LOSS)	1,108	(44,921)	319	6,783
LOSS FOR THE PERIOD	(70,429)	(114,799)	(192,654)	(188,612)
DEFICIT - BEGINNING OF PERIOD	(3,141,424)	(2,900,136)	(3,019,199)	(2,826,323)
DEFICIT - END OF PERIOD	(3,211,853)	(3,014,935)	(3,211,853)	(3,014,935)
BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.01)	$(0.01)	$(0.01)	$(0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	13,666,799	13,027,299	13,318,188	12,937,035

The accompanying notes are an integral part of these consolidated interim financial statements.

GOLDEN PEAKS RESOURCES LTD.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED JANUARY 31

(Unaudited - Prepared by Management)

	Three Months Ended January 31,		Nine Months Ended January 31,	
	2002 $	2001 $	2002 $	2001 $
CASH FLOWS FROM (USED IN)				
OPERATING ACTIVITIES				
Net loss for the period	(70,429)	(114,799)	(192,654)	(188,612)
Item not involving cash				
Amortization	3,964	3,368	11,653	10,105
	(66,465)	(111,431)	(181,001)	(178,507)
Decrease (increase) in amounts receivable and prepaids	11,899	(28,111)	28,820	(25,896)
Increase (decrease) in accounts payable and accrued liabilities	31,817	593,846	(182,194)	224,330
Advances from joint venture partner	501,575	(230,973)	501,575	-
	478,826	223,331	167,200	19,927
FINANCING ACTIVITIES				
Share subscriptions received	378,400	-	378,400	-
Issuance of common shares	249,600	2,250	424,650	133,050
Advances received	-	-	250,000	-
	628,000	2,250	1,053,050	133,050
INVESTING ACTIVITIES				
Additions to mineral properties and deferred exploration costs	(294,339)	(105,074)	(469,116)	(193,361)
Capital assets additions	(1,322)	(1,767)	(4,295)	(5,094)
	(295,661)	(106,841)	(473,411)	(198,455)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE PERIOD	811,165	118,740	746,839	(45,478)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	332,788	762,927	397,114	927,145
CASH AND CASH EQUIVALENTS - END OF PERIOD	1,143,953	881,667	1,143,953	881,667

SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash activities

During the nine months ended January 31, 2002, the Company issued 750,000 common shares in exchange for marketable securities, as described in Note 5(a).

The accompanying notes are an integral part of these consolidated interim financial statements.

GOLDEN PEAKS RESOURCES LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JANUARY 31, 2002

(Unaudited - Prepared by Management)

1. NATURE OF OPERATIONS

The Company is in the process of exploring and evaluating its mineral properties. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as mineral properties and deferred exploration costs represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These consolidated interim financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	As at January 31, 2002			As at April 30, 2001		
	Mineral Property $	Deferred Exploration Costs $	Total Costs $	Mineral Property $	Deferred Exploration Costs $	Total Costs $
Sierra de las Minas Project	432,805	2,431,232	2,864,037	432,805	1,962,116	2,394,921

The Company and Mitsubishi Materials Corp. hold 70% and 30% joint venture interests, respectively, in the Sierra de las Minas Project. Primo Resources International Inc. holds a 3% net smelter royalty.

4. ADVANCES

During the nine month period ended January 31, 2002, the Company received $250,000 in non-interest bearing advances. Subsequent to January 31, 2002, the advances were repaid by the Company.

GOLDEN PEAKS RESOURCES LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JANUARY 31, 2002

(Unaudited - Prepared by Management)

5. SHARE CAPITAL

Authorized - 20,000,000 common shares without par value

Issued -	Nine Months Ended January 31, 2002	
	Shares	$
Balance - beginning of period	13,046,466	5,571,916
Issued during the period		
For cash		
Private placement	958,000	1,149,600
Exercise of warrants	21,000	9,450
Exercise of stock options	280,000	165,600
	1,259,000	1,324,650
Balance - end of period	14,305,466	6,896,566

(a) During the nine months ended January 31, 2002, the Company completed a two-tranche private placement with Resources Investment Trust PLC ("Resources Trust"), a public company listed on the London Stock Exchange. Under the first tranche, the Company issued 750,000 common shares, at a deemed price of $1.20 per share, in exchange for 399,999 ordinary shares of Resources Trust. Under the second tranche, the Company issued 208,000 units to Resources Trust at $1.20 per unit for total cash proceeds of $249,600. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles Resources Trust to purchase one additional common share at $3.00 for a period of two years. As at January 31, 2002, all of the warrants remained unexercised.

As at January 31, 2002, the market value of the marketable securities was estimated to be approximately $900,000.

(b) During the nine months ended January 31, 2002, the Company announced a non-brokered private placement of 625,000 units at $1.20 per unit for proceeds of $750,000. Each unit will be comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase an additional common share at $1.40 per share for a period of two years. As at January 31, 2002, the Company had received $378,400 which has been recorded as share subscriptions received. Subsequent to January 31, 2002, the Company received regulatory approval and completed the private placement. 283,500 units were purchased by a director of the Company and an individual related to a director of the Company.

(c) See also Note 7.

GOLDEN PEAKS RESOURCES LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JANUARY 31, 2002

(Unaudited - Prepared by Management)

6. RELATED PARTY TRANSACTIONS

During the nine months ended January 31, 2002, the Company was charged $54,333 (2001 - $59,773) by companies controlled by certain directors of the Company for accounting, administrative and management services provided. The Company was also charged $74,971 (2001 - $85,500) by a director and companies controlled by directors for project supervision, management and professional services provided. As at January 31, 2002, $44,700 remained unpaid and is included in accounts payable and accrued liabilities.

7. SUBSEQUENT EVENT

Subsequent to January 31, 2002, the Company announced that it had arranged, subject to regulatory approval, a non-brokered private placement of 459,480 units at $2.45 per unit for proceeds of $1,125,726. Each unit will be comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase an additional common share at $3.10 per share for a period of two years.

GOLDEN PEAKS RESOURCES LTD.

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED JANUARY 31, 2002

1.(a) GENERAL AND ADMINISTRATIVE

General and administrative expenses for the nine months ended January 31, 2002:

	$
Accounting	7,465
Administrative and management fees	45,000
Amortization	11,653
Audit and legal	25,057
Bank charges and interest	781
Filing fees and transfer agent	10,445
Office and general	43,029
Shareholder communications	9,471
Salaries and benefits	38,683
Travel and related costs	9,888
	201,472

1.(b) RELATED PARTY TRANSACTIONS

During the nine months ended January 31, 2002, the Company was charged $54,333 (2001 - $59,773) by companies controlled by certain directors of the Company for accounting, administrative and management services provided. The Company was also charged $74,971 (2001 - $85,500) by a director and companies controlled by directors for project supervision, management and professional services provided. As at January 31, 2002, $44,700 remained unpaid and is included in accounts payable and accrued liabilities.

GOLDEN PEAKS RESOURCES LTD.

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED JANUARY 31, 2002

1.(c) MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	$
Mineral Properties Costs	
Balance as at April 30, 2001and January 31, 2002	432,805
Deferred Exploration Costs	
Balance as at April 30, 2001	1,962,116
Accounting	15,837
Airfares and travel	35,236
Amortization	155
Assays	27,361
Backhoe	3,835
Drafting	363
Communications	1,932
Equipment and supplies	45,195
Field personnel and supervision	168,296
Geophysics	16,932
IVA refundable tax	35,325
Land management	18,520
Legal	44,102
Maps, logs and related costs	22,372
Project management fees	23,406
Transportation	10,249
	469,116
Balance as at January 31, 2002	2,431,232
TOTAL	2,864,037

2.(a) SECURITIES ISSUED DURING THE NINE MONTHS ENDED JANUARY 31, 2002

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission
May 02/01	Common	Warrants exercised	3,000	$0.45	$1,350	Cash	Nil
Aug.09/01	Common	Warrants exercised	18,000	$0.45	$8,100	Cash	Nil
Aug.09/01	Common	Options exercised	10,000	$0.72	$7,200	Cash	Nil
Aug.20/01	Common	Options exercised	35,000	$0.42	$14,700	Cash	Nil
Aug.25/01	Common	Options exercised	60,000	$0.42	$25,200	Cash	Nil
Aug.31/01	Common	Options exercised	100,000	$0.42	$42,000	Cash	Nil
Oct.01/01	Common	Options exercised	75,000	$1.02	$76,500	Cash	Nil
Dec.24/01	Common	Private placement	208,000	$1.20	$249,600	Cash	Nil
Dec.24/01	Common	Private placement	750,000	$1.20	$900,000	Marketable Securities	Nil

GOLDEN PEAKS RESOURCES LTD.
SUPPLEMENTARY INFORMATION
FOR THE NINE MONTHS ENDED JANUARY 31, 2002

2.(b) OPTIONS GRANTED DURING THE NINE MONTHS ENDED JANUARY 31, 2002

Date Granted	Number of Shares	Type of Option	Name	Exercise Price $	Expiry Date
Oct.18/01	200,000	Director	S. Emerson	1.15	Oct.18/03
Oct.18/01	100,000	Director	K. Downes	1.15	Oct.18/03
Oct.18/01	75,000	Director	G. Leathley	1.15	Oct.18/03
Oct.18/01	25,000	Employee	G. Roste	1.15	Oct.18/03
Oct.18/01	75,000	Director	N. DeMare	1.15	Oct.18/03
Oct.18/01	25,000	Employee	M. Kordysz	1.15	Oct.18/03

3.(a) AUTHORIZED AND ISSUED CAPITAL AS AT JANUARY 31, 2002

			Issued	
Class	Par Value	Authorized Number	Number	Amount
Common	Without Par Value	20,000,000	14,305,466	$6,896,566

3.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT JANUARY 31, 2002

Security	Number	Exercise Price $	Expiry Date
Options	75,000	1.02	February 9, 2002
Options	301,000	0.72	April 18, 2002
Options	500,000	1.15	October 18, 2003
Warrants	208,000	3.00	December 24, 2003

3.(c) SHARES HELD IN ESCROW OR SUBJECT TO POOLING AS AT JANUARY 31, 2002

None.

GOLDEN PEAKS RESOURCES LTD.

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED JANUARY 31, 2002

3.(d) LIST OF DIRECTORS AND OFFICERS AS AT JANUARY 31, 2002

Directors:
- Kieran Downes
- Scott Emerson
- Nick DeMare
- Gil Leathley

Officers:
- Kieran Downes, President
- Scott Emerson, Chairman
- Wing Jang, Corporate Secretary

GOLDEN PEAKS RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JANUARY 31, 2002

Description of Business

The Company's shares are listed and posted for trading on the Canadian Venture Exchange (the "CDNX"). The Company is involved in mineral exploration, with its primary assets located in the Sierra de las Minas region, Argentina. The Company intends to continue exploring the Sierra de las Minas Project for economic gold and silver mineralization.

Property Update

The aerially extensive, high-grade gold showings in the JV13, JV14 and JV15 zones were gridded and surveyed with ground magnetics and induced polarization in November-December 2001. Reconnaissance diamond drilling was carried out on the Vallecito vein system, the Core zone and on the JV13, JV14 and JV15 zones in January-February 2002. Preliminary assay results have begun to be received and it is premature at this time to comment on the data. Assays will be released once all have been received and evaluated.

The Company has commissioned an independent geological report on the property. The report is expected shortly.

The Phase IV exploration program is budgeted at US$1.6 million and is heavily weighted towards drilling.

The participants in the project are Golden Peaks and Mitsubishi Materials Corporation, which earned a 30% working interest in the project on September 10, 2001.

Discussion of Operations and Financial Condition

Operations

During the nine months ended January 31, 2002, the Company reported a loss of $192,654, an increase in loss of $4,042 from the loss of $188,612 in 2001. Interest and other income decreased by $6,396, from $14,895 in 2001 to $8,499 in 2002. The decrease was expected due to the lower levels of cash held throughout 2002 compared to 2001.

The Company incurred $201,472 expenses in 2002, compared to $210,290 in 2001, a decrease of $8,818. The decrease is primarily office recoveries in 2002 which resulted in office and general costs of $43,029 in 2002 compared to $58,881 in 2001. There was an increase of $10,215 in audit and legal costs in 2002 compared to 2001, due to ongoing costs incurred in the Company's dispute with Primo.

During the nine months ended January 31, 2002, the Company experienced a foreign exchange gain of $319 compared to a foreign exchange gain of $6,783 in 2001.

During the nine months ended January 31, 2002, the Company received $249,600 on the completion of a private placement with Resources Investment Trust PLC ("Resources Trust") and a further $175,050 from the exercises of stock options and warrants. The Company also issued 750,000 common shares to Resources Trust in exchange for 399,999 shares of Resources Trust. The market value of the shares of Resources Trust

GOLDEN PEAKS RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JANUARY 31, 2002

was approximately $900,000 at January 31, 2002. The Company also arranged an additional private placement to raise $1,125,726, of which $378,400 was received at January 31, 2002 and the remaining $747,326 was received after January 31, 2002.

During the nine months ended January 31, 2002, the Company received $250,000 advances. The advances were repaid in February 2002.

Mineral property payments and exploration expenditures during 2002 was $469,116 compared to $193,361 in 2001. The payments and expenditures for both 2002 and 2001 related primarily to the Company's portion of costs on the Sierra de las Minas Project. Expenditures during 2002 comprised of the completion of the Phase III program in July 2001 and initial survey and assay costs incurred in the Phase IV program.

Liquidity and Capital Resources

At January 31, 2002, the Company had a working capital of $1,204,521. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As operator of the Sierra de las Minas Project, the Company has commenced the Phase IV exploration program with a budget of US$1.6 million, of which US$1.12 million is the Company's share. The Company is in the process of completing private placements of its equity capital to fund its share of Phase IV.

Investor Relations Activity

The Company did not engage any companies to provide investor relations activities during the nine months ended January 31, 2002.